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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

            Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
            Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-19275

                        SOUTHERN CRESCENT FINANCIAL CORP
             (Exact name of registrant as specified in its charter)

                 1585 SOUTHLAKE PARKWAY, MORROW, GEORGIA 30260
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
            (Title of each class of securities covered by this Form)

                                      NONE
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)     [ ]             Rule 12h-3(b)(1)(ii)    [ ]
        Rule 12g-4(a)(1)(ii)    [ ]
        Rule 12g-4(a)(2)(i)     [ ]             Rule 12h-3(b)(2)(i)     [ ]
        Rule 12g-4(a)(2)(ii)    [ ]             Rule 12h-3(b)(2)(ii)    [ ]
        Rule 12h-3(b)(1)(i)     [ ]             Rule 15d-6              [X]

        Approximate number of holders of record as of the certification or notice date: None*

        *Effective on March 26, 1997, the issuer, Southern Crescent Financial Corp, merged with and into Eagle Bancshares, Inc. (SEC File No. 0-14379), with Eagle Bancshares, Inc. as the surviving entity in the Merger.

        Pursuant to the requirements of the Securities Exchange Act of 1934 and Rule 15d-6 thereunder, Eagle Bancshares, Inc., as the successor issuer to Southern Crescent Financial Corp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:        March 27, 1997                 BY:      /s/ LuAnn Durden
      ----------------------------              -----------------------------
                                                   Chief Financial Officer
                                                  of Eagle Bancshares, Inc.


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.